UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

ObsEva SA, a clinical stage Women’s Health company announced today that Dr. Ernest Loumaye, co-founder and CEO of ObsEva (the “Company”), has begun a personal leave of absence for medical reasons. Dr. Loumaye is expected to spend the next several weeks recuperating. Dr. Loumaye will continue to be the Chief Executive Officer during his absence.

The Board of Directors of the Company has created an Office of the CEO consisting of Dr. Frank Verwiel, the Company’s Chairperson of the Board of Directors, Dr. Jean-Pierre Gotteland, the Company’s Chief Scientific Officer, and Tim Adams, the Company’s Chief Financial Officer. In Dr. Loumaye’s absence, the Office of the CEO will be responsible for overseeing the operations of the Company on a day to day basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA SA

Date: January 3, 2018	By:	/s/ Tim Adams
	Name	Tim Adams
	Title:	Chief Financial Officer